                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                         Sunrise Assisted Living, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  86768K 10 6
             --------------------------------------------------
                                 (CUSIP Number)


                               Thomas E. Siegler
                       Donaldson, Lufkin & Jenrette, Inc.
                                277 Park Avenue
                            New York, New York 10172
                                 (212) 892-3000
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                                October 30, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                       PAGE 2 OF 63 PAGES
---------------------                                                                       ------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sprout Growth II, L.P.

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [X]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
            OO

--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                  325,999

       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING                  325,999
        PERSON
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            325,999

--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.8% - See Item 5

--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
            PN

--------------------------------------------------------------------------------------------------------------





                               Page 2 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                       PAGE 3 OF 63 PAGES
---------------------                                                                       ------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DLJ Capital Corporation

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [X]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
            WC, OO

--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                  358,333

       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING                  358,333
        PERSON
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            358,333

--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.9% - See Item 5
--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------------------------------------





                               Page 3 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                       PAGE 4 OF 63 PAGES
---------------------                                                                       ------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Donaldson, Lufkin & Jenrette Securities Corporation

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [X]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
            WC

--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                  739,189
       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                    739,189
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            739,189
--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.0% - See Item 5
--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            CO, BD
--------------------------------------------------------------------------------------------------------------





                               Page 4 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                       PAGE 5 OF 63 PAGES
---------------------                                                                       ------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Donaldson, Lufkin & Jenrette, Inc.

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [X]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
            N/A

--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                  1,097,522

       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING                  1,097,522
        PERSON
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,097,522
--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9% - See Item 5
--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            CO,HC
--------------------------------------------------------------------------------------------------------------





                               Page 5 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                       PAGE 6 OF 63 PAGES
---------------------                                                                       ------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Equitable Companies Incorporated

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [X]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
            N/A

--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                  1,097,522

       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING                  1,097,522
        PERSON
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,097,522
--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9% - See Item 5
--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            CO, HC
--------------------------------------------------------------------------------------------------------------





                               Page 6 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                       PAGE 7 OF 63 PAGES
---------------------                                                                       ------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AXA

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [ ]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
            N/A

--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            France

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                  1,097,522
       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                    1,097,522
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,097,522

--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9% - See Item 5
--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            OO, HC
--------------------------------------------------------------------------------------------------------------





                               Page 7 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                       PAGE 8 OF 63 PAGES
---------------------                                                                       ------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Finaxa

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [ ]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
            N/A

--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            France

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                  1,097,522
       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                    1,097,522
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,097,522

--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9% - See Item 5
--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            OO, HC
--------------------------------------------------------------------------------------------------------------





                               Page 8 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                       PAGE 9 OF 63 PAGES
---------------------                                                                       ------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AXA Assurances I.A.R.D. Mutuelle

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [X]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
            N/A

--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            France

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                  1,097,522
       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                    1,097,522
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,097,522
--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9% - See Item 5
--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            IC
--------------------------------------------------------------------------------------------------------------





                               Page 9 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                      PAGE 10 OF 63 PAGES
---------------------                                                                      -------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AXA Assurances Vie Mutuelle

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [X]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
            N/A

--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            France

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                  1,097,522
       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                    1,097,522
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,097,522
--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9% - See Item 5
--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            IC
--------------------------------------------------------------------------------------------------------------





                               Page 10 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                      PAGE 11 OF 63 PAGES
---------------------                                                                      -------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Uni Europe Assurance Mutuelle

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [X]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
            N/A

--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            France

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                  1,097,522
       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                    1,097,522
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,097,522

--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9% - See Item 5
--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            IC
--------------------------------------------------------------------------------------------------------------





                               Page 11 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                      PAGE 12 OF 63 PAGES
---------------------                                                                      -------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Alpha Assurances Vie Mutuelle

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [X]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

            N/A
--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            France

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                  1,097,522
       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                    1,097,522
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,097,522
--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.9% - See Item 5

--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            IC
--------------------------------------------------------------------------------------------------------------





                               Page 12 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                      PAGE 13 OF 63 PAGES
---------------------                                                                      -------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Alpha Assurances I.A.R.D. Mutuelle

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [X]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

            N/A

--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            France

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                  1,097,522
       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                    1,097,522
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,097,522
--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9% - See Item 5
--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            IC
--------------------------------------------------------------------------------------------------------------





                               Page 13 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                      PAGE 14 OF 63 PAGES
---------------------                                                                      -------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Claude Bebear, AXA Voting Trustee

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [ ]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

            N/A
--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            France

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                  1,097,522
       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                    1,097,522
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,097,522
--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9% - See Item 5
--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------------------------------------





                               Page 14 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                      PAGE 15 OF 63 PAGES
---------------------                                                                      -------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Patrice Garnier, AXA Voting Trustee

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [ ]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

            N/A
--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            France

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                  1,097,522
       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                    1,097,522
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,097,522
--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9% - See Item 5
--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------------------------------------





                               Page 15 of 63 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 86768K 10 6                                                                      PAGE 16 OF 63 PAGES
---------------------                                                                      -------------------
--------------------------------------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Henry de Clermont-Tonnerre, AXA Voting Trustee

--------------------------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A) [ ]
                                                                                                       (B) [ ]

--------------------------------------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

            N/A
--------------------------------------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

--------------------------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

            France

--------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                  1,097,522
       NUMBER OF        --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                    1,097,522
         WITH           --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,097,522
--------------------------------------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9% - See Item 5
--------------------------------------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------------------------------------





                             Page 16 of 63 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Growth II and DLJCC purchased the Shares for a purchase price of $9.00 per share. The funds used by Growth II and DLJCC to purchase the Shares came from their general investment capital. The funds used by DLJSC to purchase the Shares came from its working capital. Since May 31, 1996, DLJSC has been a market-marker and in the ordinary course of market-making activities has acquired and disposed of Shares. No funds of any of DLJ, Equitable, AXA, Finaxa, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Uni Europe Assurance Mutuelle, Alpha Assurances vie Mutuelle, Alpha Assurances I.A.R.D. Mutuelle, Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre were used to purchase Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     On October 30, 1996, Growth II disposed of 341,162 Shares at a price of $22.80 per share as part of an underwritten public offering of Shares undertaken by the Company (the "Follow-On Offering"). After giving effect to such disposition, Growth II may be deemed to be the beneficial owner of the 325,999 Shares (the "Growth II Shares") directly owned by it, or approximately 1.8% of the Shares outstanding. Growth has the sole power to vote and the sole power to dispose of the Growth II Shares directly owned by it.

     On October 30, 1996, DLJCC disposed of 33,838 Shares at a price of $22.80 per share as part of the Follow-On Offering. After giving effect to such disposition, DLJCC may be deemed to be the beneficial owner 32,334 Shares directly owned by it, or approximately 0.2% of the Shares outstanding. DLJCC, as the managing general partner of Growth II, also may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Growth II Shares, for a total of 358,333 Shares (collectively, the "DLJCC Shares"), or approximately 1.9% of the Shares outstanding. DLJCC has the sole power to vote and the sole power to dispose of the Shares directly owned by it.

     DLJSC may be deemed to be the beneficial owner of the 739,189 Shares (the "DLJSC Shares") directly owned by it as of the close of business on November 1, 1996, or approximately 4.0% of the Shares outstanding. DLJSC has the sole power to vote and the sole power to dispose of the DLJSC Shares directly owned by it.

     As the sole stockholder of DLJCC, and DLJSC, DLJ may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares and the DLJSC Shares. Because of Equitable's ownership of DLJ, Equitable may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares and the DLJSC Shares that may be deemed to be beneficially owned indirectly by DLJ.

     After giving effect to the above-mentioned dispositions by Growth II and DLJCC in the Follow-On Offering, the Reporting Persons, in the aggregate, may be deemed to beneficially own 1,097,522 Shares or approximately 5.9% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned be each person herein on the date hereof is based upon 18,463,026 Shares outstanding, which is derived from information disclosed by the Company in its Prospectus dated October 24, 1996.

     DLJSC has been a market-maker in the Shares, and in the ordinary course of its market-making activities has acquired and disposed of Shares at prices ranging from $23.00 to $30.00 per Share during the period of September 2, 1996 to November 1, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Company and DLJSC are parties to an Underwriting Agreement (the "IPO Underwriting Agreement"), dated May 30, 1996, among the Company, certain selling stockholders of the Company named therein (the "IPO Selling Stockholders") and DLJSC, Alex. Brown & Sons Incorporated and NatWest Securities Limited, as representatives of the several Underwriters named therein (the "IPO Underwriters"), relating to an initial public offering of Shares by the Company. Pursuant to the IPO Underwriting Agreement, DLJSC and the other IPO Underwriters severally agreed to purchase an





                              Page 17 of 63 Pages
aggregate of 5,700,000 Shares from the Company and were granted an option to purchase an additional 855,000 Shares from the IPO Selling Stockholders. Such initial public offering (including the exercise by the IPO Underwriters of such option) was consummated on June 5, 1996.

     In connection with the above-mentioned initial public offering by the Company, each of Growth II and DLJCC entered into a lock-up agreement (collectively, the "IPO Lock-Up Agreements"), dated May 3, 1996, pursuant to which each of Growth II and DLJCC has agreed, subject to certain exceptions, not to sell or otherwise dispose of any of the Growth Shares or the DLJCC Shares for a period of 180 days from May 30, 1996 without the prior written consent of the representatives of the IPO Underwriters other than DLJSC.

     In addition, the Company and each of Growth II and DLJCC are parties to a Registration Agreement (the "Registration Agreement"), dated January 4, 1995, by and among the Company, the Investors named therein (including, without limitation, each of Growth II and DLJCC) (collectively, the "Investors") and Paul J. and Teresa M. Klaassen (collectively, the "Founders"). Pursuant to the terms of the Registration Agreement, the Founders, as holders of 5,164,475 Shares (the "Founders' Shares"), and each of the Investors, as the holders of an aggregate of 1,444,444 Shares issued upon conversion of the Company's Series A Convertible Preferred Stock (the "Investors' Shares"), are entitled to certain rights with respect to the registration of such shares (the "Registrable Securities") under the Securities Act of 1933, as amended (the "Securities Act").

         Demand Registration. Pursuant to the terms of the Registration Agreement, holders of Registrable Securities may request that the Company offer some or all of such Registrable Securities to the public pursuant to an effective registration statement under the Securities Act.
     Registration on Form S-1 may be demanded by either of the Founders or by the holders of not less than a majority of the Investors' Shares. Registration on Form S-2 or Form S-3 may be demanded by either 25% of the holders of Investors' Shares or by holders of 25% of the then outstanding Founders' Shares, provided that the aggregate offering value of the Registrable Securities requested to be included in such registration must be reasonably expected to equal at least $1 million. The holders have the right to require the Company to file a registration statement on Form S-1 two times and on Form S-2 or Form S-3 an unlimited number of times.

         Incidental (i.e., "Piggyback") Registration. In addition, the Registration Agreement provides that if the Company at any time proposes to register any of its securities under the Securities Act, on a form other than Form S-4 or S-8, the holders of Registrable Securities are entitled to have their shares included in such registration statement on a pro rata basis, subject to certain other terms and conditions.

     The Company and DLJSC are also parties to an Underwriting Agreement (the "Follow-On Underwriting Agreement"), dated October 24, 1996, among the Company, certain selling stockholders of the Company named in Schedule II thereto (the "Follow-On Selling Stockholders"), certain additional selling stockholders named in Schedule III thereto (the "Additional Follow-On Selling Stockholders") and DLJSC, Alex. Brown & Sons Incorporated, NatWest Securities Limited and J.C. Bradford & Co. (the "Follow-On Underwriters"), relating to a follow-on public offering of Shares by the Company. Pursuant to the Follow-On Underwriting Agreement, DLJSC and the other Follow-On Underwriters severally agreed to purchase an aggregate of 4,000,000 Shares from the Company and 1,000,000 Shares from the Follow-On Selling Stockholders and were granted an option to purchase an additional 203,333 Shares from the Additional Follow-On Selling Stockholders and an additional 546,667 Shares from the Company. Such follow-on public offering (including the exercise by the Follow-On Underwriters of their option to purchase the additional 203,333 Shares from the Additional Follow-On Selling Stockholders) was consummated on October 30, 1996.

     In connection with the above-mentioned follow-on public offering by the Company, each of Growth II and DLJCC entered into a lock-up agreement (collectively, the "Follow-On Lock-Up Agreements"),





                              Page 18 of 63 Pages
dated October 21, 1996, pursuant to which each of Growth II and DLJCC has agreed, subject to certain exceptions, not to sell or otherwise dispose of any of the Growth Shares or the DLJCC Shares for a period of 90 days from October 24, 1996 without the prior written consent of DLJSC.

     Except as stated in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the Shares, including, without limitation, any agreements concerning (i) transfer or voting of any Shares,
(ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses or (viii) the giving or withholding of proxies.

     The foregoing response to this Item 6 is qualified in its entirety by reference to the IPO Underwriting Agreement, the IPO Lock-Up Agreements, the Registration Agreement, the Follow-On Underwriting Agreement and the Follow-On Lock-Up Agreements, the full texts of which are filed as Exhibits 2 through 8 hereto and incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     *1. Agreement among the Reporting Persons to file a joint statement on
         Schedule 13D.

     *2. Underwriting Agreement, dated May 30, 1996, among the Company, the IPO
         Selling Stockholders and the IPO Underwriters, relating to the Company's initial public offering of Shares.

     *3. Lock-Up Agreement, dated May 3, 1996, between the IPO Underwriters and
         Growth II.

     *4. Lock-Up Agreement, dated May 3, 1996, between the IPO Underwriters and
         DLJCC.

     *5. Registration Agreement, dated January 4, 1995, among the Company, the
         Investors and the Founders.

      6. Underwriting Agreement, dated October 24, 1996, among the Company, the Follow-On Selling Stockholders, the Additional Follow-On Selling Stockholders and the Follow-On Underwriters, relating to the Company's follow-on public offering of Shares.

      7. Lock-Up Agreement, dated October 21, 1996, between the Follow-On Underwriters and Growth II.

      8. Lock-Up Agreement, dated October 21, 1996, between the Follow-On Underwriters and DLJCC.


------------------------
*  Previously filed





                              Page 19 of 63 Pages

                                   SIGNATURE*

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  November 4, 1996


                                        Donaldson, Lufkin & Jenrette, Inc.


                                        By:  /s/ Claire M. Power
                                           -------------------------------------
                                            Claire M. Power





------------------------
* Pursuant to the Joint Filing Agreement with respect to Schedule 13D (filed as Exhibit 1 to the Schedule 13D) among the Reporting Persons, this amendment to statement on Schedule 13D is filed on behalf of each of them by Donaldson, Lufkin & Jenrette, Inc.





                              Page 20 of 63 Pages

                                                                       EXHIBIT 6


                                5,000,000 Shares

                         SUNRISE ASSISTED LIVING, INC.

                                  Common Stock

                             UNDERWRITING AGREEMENT





                                                                October 24, 1996



DONALDSON, LUFKIN & JENRETTE
 SECURITIES CORPORATION
ALEX. BROWN & SONS INCORPORATED
NATWEST SECURITIES LIMITED
J.C. BRADFORD & CO.
  c/o Donaldson, Lufkin & Jenrette
      Securities Corporation
      277 Park Avenue
      New York, New York  10172

Dear Sirs:

     Sunrise Assisted Living, Inc., a Delaware corporation (the "Company"), and the stockholders of the Company named in Schedule II hereto (collectively, the "Selling Stockholders"), severally and not jointly propose to sell an aggregate of 5,000,000 shares of Company Common Stock, $.01 par value per share ("Common Stock"), to the several underwriters named in Schedule I hereto (the "Underwriters"). Such 5,000,000 shares of Common Stock are hereinafter referred to as the "Firm Shares". In addition, the Company and certain stockholders of the Company named in Schedule III hereto (collectively, the "Additional Selling Stockholders"), propose to sell to the several Underwriters not more than 750,000 additional shares of Common Stock (the "Additional Shares") if requested by the Underwriters as provided in Section 2 hereof. The Firm Shares consist of 4,000,000 authorized and unissued shares to be issued and sold by the Company and 1,000,000 issued and outstanding shares to be sold by the Selling Stockholders. The Additional Shares consist of 546,667 authorized and unissued shares to be issued and sold by the Company and 203,333 issued and outstanding shares to be sold by the Additional Selling Stockholders. The Firm Shares and the Additional Shares are herein collectively called the "Shares". The Company, the Selling Stockholders and the Additional Selling Stockholders are hereinafter collectively called the "Sellers".

     1. Registration Statement and Prospectus. The Company has prepared and filed with the Securities and Exchange Commission (the "Commission") in accordance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively called the "Act"), a registration statement on Form S-1 including a prospectus relating to the Shares, which may be amended. The registration statement as amended at the time when it becomes effective, including a registration statement (if any) filed pursuant to Rule 462(b) under the Act increasing the size of the offering registered under the Act and information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A under the Act, is hereinafter referred to as the "Registration Statement", and the prospectus in the form first used to confirm sales of Shares is hereinafter referred as the "Prospectus".

     2. Agreements to Sell and Purchase. On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, (i) the Company agrees to issue and sell 4,000,000 Firm Shares to the Underwriters (ii) each Selling Stockholder agrees, severally and not jointly, to sell the number of Firm Shares set forth opposite such Selling Stockholder's name in Schedule II hereto and (iii) each Underwriter agrees, severally and not jointly, to purchase from the Company and each Selling Stockholder at a price per share of $22.80 (the "Purchase Price") the number of Firm Shares (subject to adjustments to eliminate fractional shares as you may determine) which bears the same proportion to the total number of Firm Shares to be sold by such Underwriter in Schedule I hereto bears to the total number of Firm Shares.

     On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, (i) the Company agrees to issue and sell up to 546,667 Additional Shares to the Underwriters, (ii) the Additional Selling Stockholders agree to sell up to 203,333 Additional Shares to the Underwriters and (iii) the Underwriters shall have the right to purchase, severally and not jointly, up to 546,667 Additional Shares from the Company at the Purchase Price and up to the number of Additional Shares set forth opposite each Additional Selling Stockholder's name in Schedule III hereto from such Additional Selling Stockholder at the Purchase Price. Additional Shares may be purchased solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares. The Underwriters may exercise their right to purchase Additional Shares in whole or in part from time to time by giving written notice thereof to the Additional Selling Stockholders, care of the Company, within 30 days after the date of this Agreement. You shall give any such notice on behalf of the Underwriters and such notice shall specify the aggregate number of Additional Shares to be purchased pursuant to such exercise and the date for payment and delivery thereof. The date specified in any such notice shall be a business day (i) no earlier than the Closing Date (as hereinafter defined), (ii) no later than ten business days after such notice has been given and (iii) no earlier than two business days after such notice has been given. If any Additional Shares are to be purchased, each Underwriter, severally and not jointly, agrees to purchase from the Company and/or the Additional Selling Stockholders, as the case may be, the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) which bears the same proportion to the total number of Additional Shares to be purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I bears to the total number of Firm Shares. In the event the Underwriters elect to exercise their option to purchase the Additional Shares in part, the Company and the Additional Selling Stockholders shall sell to the Underwriters, and the Underwriters shall purchase (i) first, the Additional Shares to be sold by the Additional Selling Stockholders until all such Additional Shares have been sold, and (ii) second, the Additional Shares to be sold by the Company until all such Additional Shares have been sold. In the event the Underwriters elect to exercise their option to purchase Additional Shares such that the Underwriters will purchase a portion but not all of the Additional Shares to be sold by the Additional Selling Stockholders pursuant to clause (i) of the immediately preceding sentence, the Underwriters shall purchase from each Additional Selling Stockholder that number of Additional Shares equal to the total number of Additional Shares remaining to be purchased by the several Underwriters from the Additional Selling Stockholders multiplied by a fraction, the numerator of which is the number of Additional Shares set forth opposite the name of such Additional Selling Stockholder in
Schedule III hereto and the denominator of which is the aggregate number of Additional Shares offered by all of the Additional Selling Stockholders as set forth in Schedule III hereto.

     The Company agrees that the Company shall, concurrently with the execution of this Agreement, deliver letter agreements executed by (i) each of the directors and officers of the Company and (ii) each Selling Stockholder, pursuant to which each such person agrees, not to offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, except to the Underwriters pursuant to this Agreement, for a period of 90 days after the effective date of the Registration Statement, other than (i) as a gift or gifts, provided the donee or donees thereof agree in writing to be bound such letter agreement,
(ii) transfers to a transferor's affiliates, as such term is defined in Rule 405 promulgated under the Act, provided the transferee agrees in writing to be bound by such letter agreement, or (iii) with the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation (except as to shares held by affiliates of Donaldson, Lufkin & Jenrette Securities Corporation which require the prior written consent of Alex. Brown & Sons Incorporated, NatWest Securities Limited and J.C. Bradford & Co.). Notwithstanding the foregoing, during such period the Company (i) may grant stock options (and may issue shares of its Common Stock upon exercise thereof) pursuant to the Company's existing 1995 Stock Option Plan or the Company's existing 1996 Directors' Stock Option Plan or the Company's existing 1996 Stock Option Plan or a similar option plan that provides for the granting of no more than 250,000 options for the benefit of employees of the Company which plan is approved by the Board of Directors of the Company (collectively, the "Option Plans"), (ii) may issue shares of Common Stock upon the exercise of any of the 450,000 stock options granted to David W. Faeder outside of the Option Plans, (iii) may issue shares of Common Stock upon the exercise of the 50,000 warrants outstanding on the date hereof, (iv) may issue shares of Common Stock to William Steele in satisfaction of a $200,000 non-interest bearing loan from Mr. Steele and (v) may issue shares of Common Stock in connection with the Company's acquisition of assets of, or an ownership interest in, another business or entity, provided, however, that, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, the Company may not (i) register the shares of Common Stock referred to in clauses (iv) or (v) above under the Act for a period of 90 days after the effective date of the Registration Statement or (ii) grant any registration rights with respect to the shares of Common Stock referred to in clauses (iv) or (v) above that are exercisable within 90 days after the effective date of the Registration Statement.

     3. Terms of Public Offering. The Sellers are advised by you that the Underwriters propose (i) to make a public offering of their respective portions of the Shares as soon after the effective time of the Registration Statement as in your judgment is advisable and (ii) initially to offer the Shares upon the terms set forth in the Prospectus.

     4. Delivery and Payment. Delivery to the Underwriters of and payment for the Firm Shares shall be made at 10:00 A.M., New York City time, on the third or fourth business day (unless otherwise permitted by the Commission pursuant to Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) following the date of this Agreement (the "Closing Date"), at the offices of Hogan & Hartson L.L.P., 555 Thirteenth Street, NW, Washington, D.C. 20004, or at such other place outside the State of New York as you shall designate. The Closing Date and the location of delivery of and the form of payment for the Firm Shares may be varied by agreement between you, the Company and the Selling Stockholders.

     Delivery to the Underwriters of and payment for any Additional Shares to be purchased by the Underwriters shall be made at the offices of Hogan & Hartson L.L.P., 555 Thirteenth Street, NW, Washington, D.C. 20004, or at such other place as you shall designate, at 10:00 A.M., New York City time, on the date specified in the applicable exercise notice given by you pursuant to
Section 2 (an "Option Closing Date"). Any such Option Closing Date and the location of delivery of and the form of payment for such Additional Shares may be varied by agreement between you, the Company and the Additional Selling Stockholders.

     Certificates for the Shares shall be registered in such names and issued in such denominations as you shall request in writing not later than two full business days prior to the Closing Date or an Option Closing Date, as the case may be. Such certificates shall be made available to you for inspection not later than 9:30 A.M., New York City time, on the business day next preceding the Closing Date or an Option Closing Date, as the case may be. Certificates in definitive form evidencing the Shares shall be delivered to you on the Closing Date or an Option Closing Date, as the case may be, with any transfer taxes thereon duly paid by the respective Sellers, for the respective accounts of the several Underwriters, against payment of the Purchase Price therefor by wire transfer of immediately available funds to the order of the applicable Sellers; provided, however, that in the case of the Additional Selling Stockholders, the amount payable to them shall be net of (i) the aggregate exercise price of the stock options that are being exercised by them and (ii) applicable withholding taxes, which amounts shall be paid by wire transfer of immediately available funds to the Company.

5.    Agreements of the Company.  The Company agrees with you:

           (a) To advise you promptly and, if requested by you, to confirm such advice in writing, (i) when any post-effective amendment to the Registration Statement becomes effective, (ii) of any request by the Commission for amendments to the Registration Statement or amendments or supplements to the Prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of the suspension of qualification of the Shares for offering or sale in any jurisdiction, or the initiation of any proceeding for such purposes, and (iv) of the occurrence of any event during the period referred to in paragraph (e) below which makes any statement of a material fact made in the Registration Statement or the Prospectus untrue or which requires the making of any additions to or changes in the Registration Statement or the Prospectus in order to make the statements therein not misleading. If at any time the Commission shall issue any stop order suspending the effectiveness of the Registration Statement, the Company will make every reasonable effort to obtain the withdrawal or lifting of such order at the earliest possible time.

           (b) To furnish to you, without charge, four signed copies of the Registration Statement as first filed with the Commission and of each amendment to it, including all exhibits, and to furnish to you and each Underwriter designated by you such number of conformed copies of the Registration Statement as so filed and of each amendment to it, without exhibits, as you may reasonably request.

           (c) Not to file any amendment or supplement to the Registration Statement, whether before or after the time when it becomes effective, or to make any amendment or supplement to the Prospectus of which you shall not previously have been advised or to which you shall reasonably object; and to prepare and file with the Commission, promptly upon your reasonable request, any amendment to the Registration Statement or supplement to the Prospectus which may be necessary or advisable in connection with the distribution of the Shares by you, and to use its best efforts to cause the same to become promptly effective.

           (d) Promptly after the Registration Statement becomes effective, and from time to time thereafter for such period as a prospectus is required by law to be delivered in connection with sales by an Underwriter or a dealer, to furnish to each Underwriter and dealer as many copies of the Prospectus (and of any amendment or supplement to the Prospectus) as such Underwriter or dealer may reasonably request.

           (e) If during the period specified in paragraph (d) any event shall occur as a result of which, in the judgment of the Company or in the opinion of counsel for the Underwriters, it becomes necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered to a purchaser, not misleading, or if it is necessary to amend or supplement the Prospectus to comply with any law, forthwith to prepare and file with the Commission an appropriate amendment or supplement to the Prospectus so that the statements in the Prospectus, as so amended or supplemented, will not in the light of the circumstances when it is so delivered, be misleading, or so that the Prospectus will comply with law, and to furnish to each Underwriter and to such dealers as you shall specify, such number of copies thereof as such Underwriter or dealers may reasonably request.

           (f) Prior to any public offering of the Shares, to the extent required by law, to cooperate with you and counsel for the Underwriters in connection with the registration or qualification of the Shares for offer and sale by the several Underwriters and by dealers under the state securities or Blue Sky or real estate syndication laws of such jurisdictions as you may request, to continue such qualification in effect so long as required for distribution of the Shares and to file such consents to service of process or other documents as may be necessary in order to effect such registration or qualification; provided, however, that the Company shall not be obligated in connection therewith or as a condition thereof to (i) file any general consent to service of process or to qualify as a foreign corporation in any jurisdiction in which it is not otherwise required to so file a general consent to service of process or to be so qualified, or (ii) take any action that would subject it to income taxation in any jurisdiction in which it is not otherwise subject to income taxation. In addition, to the extent required by law, the Company agrees to comply in all material respects with (i) the undertakings set forth in numbered paragraphs 12, 13, 14 and 18 of its "Application for Exemption Under Sections 352-g(2) and 359-f(2) of the New York General Business Law for a Real Estate Syndication Offering Registered with the Securities and Exchange Commission Under the Federal Securities Act of 1933", dated March 21, 1996, as amended to date and as may be amended hereafter, and (ii) any applicable provisions of Section 352-e of the New York General Business Law or the rules and regulations promulgated thereunder.

           (g) To mail and make generally available to its stockholders as soon as reasonably practicable, but in any event not later than the 90th day following the end of the fiscal quarter first occurring after the first anniversary of the effective date of the Registration Statement, an earning statement covering a period of at least twelve months after the effective date of the Registration Statement which shall satisfy the provisions of Section 11(a) of the Act and Rule 158 thereunder.

           (h) For a period of five (5) years from the date of this Agreement, to furnish to you as soon as available copies of all annual reports and other documents, reports, financial statements and information (i) furnished by the Company to its stockholders, (ii) furnished to The Nasdaq Stock Market, Inc.'s Nasdaq National Market (the "Nasdaq National Market") or any securities exchange upon which the Common Stock may be listed or quoted pursuant to the requirements of or agreements with such market or exchange or (iii) filed with the Commission under or pursuant to the Act or the Exchange Act.

           (i) To pay all costs, expenses, fees and transfer taxes incident to
      (i) the preparation, printing, filing and distribution under the Act of the Registration Statement (including financial statements and exhibits), each preliminary prospectus and all amendments and supplements to any of them prior to or during the period specified in paragraph (e), (ii) the printing and delivery of the Prospectus and all amendments or supplements to it during the period specified in paragraph (e), (iii) the printing and delivery of this Agreement, the Preliminary and Supplemental Blue Sky Memoranda and all other agreements, memoranda, correspondence and other documents printed and delivered in connection with the offering of the Shares (including in each case any disbursements of counsel for the Underwriters relating to such printing and delivery), (iv) the registration or qualification of the Shares for offer and sale under the securities or Blue Sky laws of the several states (including in each case the fees and disbursements of counsel for the Underwriters relating to such registration or qualification and memoranda relating thereto), (v) filings and clearance with the National Association of Securities Dealers, Inc. ("NASD") in connection with the offering, (vi) the listing of the Shares on the Nasdaq National Market, (vii) furnishing such copies of the Registration Statement, the Prospectus and all amendments and supplements thereto as may be reasonably requested for use in connection with the offering or sale of the Shares by the Underwriters or by dealers to whom Shares may be sold and (viii) the performance by the Sellers of their other obligations under this Agreement. Pursuant to a Registration Agreement dated January 4, 1995, the Selling Stockholders and the Company have entered into certain agreements regarding the payment of such expenses.

           (j) To use its best efforts to maintain the inclusion of the Common Stock in the Nasdaq National Market (or on a national securities exchange) for a period of five years after the effective date of the Registration Statement.

           (k) To use its best efforts to do and perform all things required or necessary to be done and performed under this Agreement by the Company prior to the Closing Date or any Option Closing Date, as the case may be, and to satisfy all conditions precedent on its part to the delivery of the Shares.

     6. Representations and Warranties of the Company. The Company represents and warrants to each Underwriter that:

           (a) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company's knowledge, threatened by the Commission.

           (b)(i) The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Act and (iii) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph (b) do not apply to statements or omissions in the Registration Statement or the Prospectus based upon information relating to any Underwriter furnished to the Company in writing by or on behalf of such Underwriter through you expressly for use therein.

           (c) Each preliminary prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Act, and each Registration Statement filed pursuant to Rule 462(b) under the Act, if any, complied when so filed in all material respects with the Act; and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

           (d) The Company has been duly organized, is validly existing as a corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus, and is duly qualified and is in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the condition (financial or other), business, prospects, properties, net worth or results of operations of the Company and the Subsidiaries (hereafter defined), taken as a whole.

           (e) All of the outstanding shares of capital stock of the Company (including all of the Firm Shares to be sold by the Selling Stockholders and, as of any Option Closing Date, all Additional Shares to be sold by the Additional Selling Stockholders on such Option Closing Date) have been duly authorized and validly issued and are fully paid and non-assessable, have been issued in compliance with all federal and state securities laws, and were not issued in violation of or subject to any preemptive or similar rights. The Shares to be issued and sold by the Company hereunder have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered to the Underwriters against payment therefor as provided in this Agreement, will be duly and validly issued and fully paid and non-assessable, and will be sold free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest; and no preemptive right, co-sale right, tag along right, registration right, right of first refusal or other similar right of stockholders exists with respect to any of such Shares or the issuance and sale thereof, other than those that have been expressly waived prior to the date hereof. No further consent, approval or authorization of any stockholder, the Board of Directors of the Company, any court or governmental agency or body, or others is required for the issuance and sale or transfer of the Shares to be issued and sold by the Company hereunder except as may be required under the federal securities laws or under any state or other securities, Blue Sky or real estate syndication laws and except as may be required to be obtained by the Underwriters. There are no stockholders agreements or voting agreements with respect to the Common Stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's stockholders.

           (f) The authorized capital stock of the Company (i) is as set forth in the Prospectus under the caption "Capitalization" and (ii) conforms to the description thereof and the statements relating thereto contained in the Prospectus.

           (g) All of the consolidated corporations, partnerships and limited liability companies in which the Company has a direct or indirect ownership interest are listed in Exhibit 21 to the Registration Statement (collectively, the "Subsidiaries"). The Company's ownership interest in each of the facilities listed in the Prospectus under the caption "Business--Owned Facilities" is owned by the Company directly or indirectly through one or more Subsidiaries and the Company's direct or indirect percentage ownership interests in such facilities are as described under such caption.

           (h) Each Subsidiary that is a corporation (a "Corporate Subsidiary") has been duly organized, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus, and is duly qualified and is in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the condition (financial or other), business, prospects, properties, net worth or results of operations of the Company and the Subsidiaries, taken as a whole. All of the outstanding shares of capital stock of each Corporate Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable, were issued and sold in compliance with all applicable federal and state securities laws, were not issued in violation of or subject to any preemptive or similar rights, and are owned by the Company directly, or indirectly through one of the other Subsidiaries, free and clear of any security interest, claim, lien, encumbrance or adverse interest of any nature, except (i) for those encumbrances disclosed in the Prospectus, (ii) for interests or liens held by others as security for indebtedness of the Company or any Subsidiary disclosed in the Prospectus and (iii) for transfer restrictions under applicable federal and state securities and real estate syndication laws.

           (i) Each Subsidiary that is a limited partnership (a "Limited Partnership Subsidiary") has been duly organized, is validly existing as a limited partnership in good standing under the laws of its jurisdiction of organization and has the limited partnership power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus, and is duly qualified and is in good standing (where applicable) as a foreign limited partnership authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the condition (financial or other), business, prospects, properties, net worth or results of operations of the Company and the Subsidiaries, taken as a whole. All outstanding limited partnership interests in the Limited Partnership Subsidiaries were issued and sold in compliance with the applicable limited partnership agreements of such Limited Partnership Subsidiaries and all applicable federal and state securities laws, and the limited partnership interests therein held directly or indirectly by the Company are owned free and clear of any security interest, claim, lien, encumbrance or adverse interest of any nature, except (i) for those encumbrances disclosed in the Prospectus,
      (ii) for interests or liens held by others as security for indebtedness of the Company or any Subsidiary disclosed in the Prospectus, (iii) to the extent provided in the applicable limited partnership agreements of such Limited Partnership Subsidiaries and (iv) for transfer restrictions under applicable federal and state securities and real estate syndication laws. To the knowledge of the

      Company, each limited partnership agreement pursuant to which the Company or a Subsidiary holds a partnership interest in a Limited Partnership Subsidiary is in full force and effect and constitutes the legal, valid and binding agreement of the parties thereto, enforceable against such parties in accordance with the terms thereof, except as enforcement thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general equitable principles. There has been no material breach of or default under, and no event which with notice or lapse of time would constitute a material breach of or default under, such limited partnership agreements by the Company or any Subsidiary or, to the Company's knowledge, any other party to such agreements.

           (j) Each Subsidiary that is a limited liability company (an "LLC Subsidiary") has been duly organized, is validly existing as a limited liability company in good standing under the laws of its jurisdiction of organization and has the limited liability company power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus, and is duly qualified and is in good standing (where applicable) as a foreign limited liability company authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the condition (financial or other), business, prospects, properties, net worth or results of operations of the Company and the Subsidiaries, taken as a whole. All outstanding membership interests in the LLC Subsidiaries were issued and sold in compliance with the applicable operating agreements of such LLC Subsidiaries and all applicable federal and state securities laws, and the membership interests therein held directly or indirectly by the Company are owned free and clear of any security interest, claim, lien, encumbrance or adverse interest of any nature, except (i) for those encumbrances disclosed in the Prospectus, (ii) for interests or liens held by others as security for indebtedness of the Company or any Subsidiary disclosed in the Prospectus, (iii) to the extent provided in the applicable operating agreements of such LLC Subsidiaries and (iv) for transfer restrictions under applicable federal and state securities and real estate syndication laws. To the knowledge of the Company, each operating agreement pursuant to which the Company or a Subsidiary holds a membership interest in an LLC Subsidiary is in full force and effect and constitutes the legal, valid and binding agreement of the parties thereto, enforceable against such parties in accordance with the terms thereof, except as enforcement thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general equitable principles. There has been no material breach of or default under, and no event which with notice or lapse of time would constitute a material breach of or default under, such operating agreements by the Company or any Subsidiary or, to the Company's knowledge, any other party to such agreements.

           (k) Neither the Company nor any of the Subsidiaries is in violation of its respective charter, by-laws, partnership agreement, operating agreement or other governing document(s). Neither the Company nor any of the Subsidiaries is in default in the performance of any obligation, agreement or condition contained in any bond, debenture, note or any other evidence of indebtedness or in any other agreement, indenture or instrument material to the conduct of the business of the Company and the Subsidiaries, taken as a whole, to which the Company or any of the Subsidiaries is a party or by which it or any of the Subsidiaries or their respective property is bound, except for any such defaults that would not have a material adverse effect on the condition (financial or other), business, prospects, properties, net worth or results of operations of the Company and the Subsidiaries, taken as a whole.
      Neither the Company nor any of the Subsidiaries is in material violation of any order, writ, injunction, judgment or decree of any court, government or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of the Subsidiaries or over any of their respective property. Neither the Company nor any of the Subsidiaries is in violation of any law, ordinance, rule or regulation applicable to the Company or any of the Subsidiaries, which violation would have a material adverse effect on the condition (financial or other), business, prospects, properties, net worth or results of operations of the Company and the Subsidiaries, taken as a whole.

           (l) The Company has, and on the Closing Date and each Option Closing Date will have, full legal right, power and authority to enter into this Agreement and to issue, sell and deliver, in the manner provided herein, the Shares to be issued and sold by the Company hereunder. This
      Agreement has been duly authorized, executed and delivered by the Company and this Agreement is a valid and binding agreement of the Company enforceable in accordance with its terms, except as rights to indemnity and contribution hereunder may be limited by applicable law. The execution, delivery and performance of this Agreement, compliance by the Company with all the provisions hereof and the consummation by the Company of the transactions contemplated hereby will not require any consent, approval, authorization or other order of any court, regulatory body, administrative agency or other governmental body (except as has been obtained and except as may be required under the federal securities laws or the securities, Blue Sky or real estate syndication laws of the various states) and will not conflict with or constitute a breach of any of the terms or provisions of, or a default under, the charter, by-laws, partnership agreement, operating agreement or other governing document(s) of the Company or any of the Subsidiaries or any agreement, indenture or other instrument to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or their respective property is bound, or violate or conflict with any laws, administrative regulations or rulings or court decrees applicable to the Company, any of the Subsidiaries or their respective property, except as disclosed in the Prospectus and except as rights to indemnity and contribution hereunder may be limited by applicable law.

           (m) Except as otherwise set forth in the Prospectus, there are no material legal or governmental proceedings pending or, to the Company's knowledge, threatened or contemplated to which the Company or any of the Subsidiaries is a party or of which any of their respective property is the subject that (i) are required to be set forth in the Registration Statement, (ii) could reasonably be expected to result in a material adverse change in the condition (financial or other), business, prospects, properties, net worth or results of operations of the Company and the Subsidiaries, taken as a whole, or (iii) could reasonably be expected to adversely effect the issuance or validity of the Shares to be issued and sold by the Company hereunder. No contract or document of a character required to be described in the Registration Statement or the Prospectus or to be filed as an exhibit to the Registration Statement is not so described or filed as required.

           (n) Neither the Company nor any of the Subsidiaries has violated any foreign, federal, state or local law or regulation relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), nor any federal or state law relating to discrimination in the hiring, promotion or pay of employees nor any applicable federal or state wages and hours laws, nor any provisions of the Employee Retirement Income Security Act or the rules and regulations promulgated thereunder, which in each case could reasonably be expected to result in any material adverse change in the condition (financial or other), business, prospects, properties, net worth or results of operations of the Company and the Subsidiaries, taken as a whole.

           (o) Except as described in the Prospectus, the Company and the Subsidiaries have operated and currently operate their business in conformity with all applicable laws, rules and regulations of each jurisdiction in which it is conducting business, except where the failure to be so in compliance would not have a material adverse effect on the condition (financial or other), business, prospects, properties, net worth or results of operations of the Company and the Subsidiaries, taken as a whole. The Company and each of the Subsidiaries has such permits, licenses, franchises and authorizations of governmental or regulatory authorities ("permits"), including, without limitation, under any applicable Environmental Laws, as are necessary to own, lease and operate its respective properties and to conduct its business; the Company and each of the Subsidiaries has fulfilled and performed all of its material obligations with respect to such permits and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any such permit; and, except as described in the Prospectus, such permits contain no restrictions that are materially burdensome to the Company or any of the Subsidiaries. The Company and the Subsidiaries are not aware of any existing or imminent matter which could reasonably be expected to materially and adversely impact their operations or business prospects other than as disclosed in the Prospectus.

           (p) Except as otherwise set forth in the Prospectus or such as are not material to the business, prospects, financial condition or results of operation of the Company and the Subsidiaries, taken as a whole, the Company and each of the Subsidiaries has good and marketable title, free and clear of all liens, claims, encumbrances and restrictions except liens for taxes not yet due and payable, to all property and assets described in the Registration Statement as being owned by it (other than stock or other ownership interests in Subsidiaries, which are the subject of the representations in paragraphs (h) through (j) above). The agreements to which the Company or any of the Subsidiaries is a party described in the Registration Statement and Prospectus are valid agreements, enforceable by the Company and the Subsidiaries (as applicable), except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles and, to the Company's knowledge, the other contracting party or parties thereto are not in material breach or material default under any of such agreements. All leases to which the Company or any of the Subsidiaries is a party are valid and binding and no default has occurred or is continuing thereunder, which could reasonably be expected to result in any material adverse change in the condition (financial or other), business, prospects, properties, net worth or results of operations of the Company and the Subsidiaries, taken as a whole, and the Company and the Subsidiaries enjoy peaceful and undisturbed possession under all such leases to which any of them is a party as lessee with such exceptions as do not materially interfere with the use made by the Company or such Subsidiary.

           (q) The Company and the Subsidiaries maintain insurance with insurers of recognized financial responsibility of the types and in the amounts generally deemed adequate for their respective businesses and consistent with insurance coverage maintained by similar companies in similar businesses, including, but not limited to, insurance covering real and personal property owned or leased by the Company or its subsidiaries against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, all of which insurance is in full force and effect.

           (r) Except as disclosed in the Prospectus, there are no outstanding subscriptions, rights, warrants, options, calls, convertible securities, commitments of sale or liens related to or entitling any person to purchase or otherwise to acquire any shares of the capital stock of, or other ownership interest in, the Company or any Subsidiary.

           (s) There is (i) no material unfair labor practice complaint pending against the Company or any of the Subsidiaries or, to the knowledge of the Company, threatened against any of them, before the National Labor Relations Board or any state or local labor relations board, and no material grievance or arbitration proceeding arising out of or under any collective bargaining agreement is so pending against the Company or any of the Subsidiaries or, to the knowledge of the Company, threatened against any of them, and (ii) no material strike, labor dispute, slowdown or stoppage pending against the Company or any of the Subsidiaries or, to the knowledge of the Company, threatened against it or any of the Subsidiaries. No collective bargaining agreement exists with any of the Company's employees and, to the Company's knowledge, no such agreement is imminent.

           (t) All material tax returns required to be filed by the Company and each of the Subsidiaries in any jurisdiction have been filed, other than those filings being contested in good faith, and all material taxes, including withholding taxes, penalties and interest, assessments, fees and other charges due pursuant to such returns or pursuant to any assessment received by the Company or any of the Subsidiaries have been paid, other than those being contested in good faith and for which adequate reserves have been provided.

           (u) Except as described in the Prospectus, the Company owns or possesses adequate rights to use all material trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights and licenses necessary for the conduct of its business and has no reason to believe that the conduct of its business as described in the Prospectus will conflict with any such rights of others.

           (v) Neither the Company nor any of the Subsidiaries, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company or any Subsidiary has, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity; made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds; failed to disclose fully any contribution in violation of law; violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended; or made any unlawful bribe, rebate, payoff, influence, kick-back or other unlawful payment.

           (w) Each of Ernst & Young LLP, Hoffman, Morrison & Fitzgerald P.C. and KPMG Peat Marwick LLP are independent public accountants with respect to the Company as required by the Act.

           (x) The financial statements, together with related schedules and notes forming part of the Registration Statement and the Prospectus (and any amendment or supplement thereto), present fairly the consolidated financial position, results of operations and changes in financial position of the Company and the Subsidiaries or the Laing Retirement Properties, as the case may be, on the basis stated in the Registration Statement at the respective dates or for the respective periods to which they apply; such statements and related schedules and notes have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved, except as disclosed therein; and the other financial and statistical information and data set forth in the Registration Statement and the Prospectus (and any amendment or supplement thereto) is, in all material respects, accurately presented and prepared (i) on a basis consistent with such financial statements and the books and records of the Company and (ii) as to pro forma information, in good faith on the basis of the assumptions described in the Registration Statement and such assumptions are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein.

           (y) Neither the Company nor any of the Subsidiaries is, nor will the Company or any of the Subsidiaries become upon the sale of the Shares and the application of the proceeds therefrom as described in the Prospectus under the caption "Use of Proceeds," an "investment company" or a person "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

           (z) Except as disclosed in the Prospectus, no holder of any security of the Company has any right to require registration of shares of Common Stock or any other security of the Company.

           (aa) The Company has complied with all provisions of Section 517.075, Florida Statutes (Chapter 92-198, Laws of Florida).

           (bb) The Company has filed a notification of listing the Shares on the Nasdaq National Market.

           (cc) Except as disclosed in the Prospectus, there are no business relationships or related party transactions required to be disclosed therein by Item 404 of Regulation S-K of the Commission.

           (dd) The Company and each of the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

           (ee) Subsequent to the respective dates as of which information is given in the Registration Statement and Prospectus, there has not been
      (i) any material adverse change in the condition (financial or otherwise), earnings, operations, business or business prospects of the Company and the Subsidiaries, taken as a whole, (ii) any transaction that is material to the Company and the Subsidiaries, taken as a whole, except transactions entered into in the ordinary course of business, (iii) any obligation, direct or contingent, that is material to the Company and the Subsidiaries, taken as a whole, incurred by the Company or the Subsidiaries, except obligations incurred in the ordinary course of business, (iv) any change in the capital stock (other than as expressly contemplated therein) or outstanding indebtedness of the Company or any of the Subsidiaries that is material to the Company and the Subsidiaries, taken as a whole, (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company, or (vi) any loss or damage (whether or not insured) to the property of the Company or any of the Subsidiaries which has been sustained or will have been sustained which has a material adverse effect on the condition (financial or other), business, prospects, properties, net worth or results of operations of the Company and the Subsidiaries, taken as a whole.

           (ff) The Company has not distributed and will not distribute prior to the later of (i) the Closing Date, or any date on which Additional Shares are to be purchased, as the case may be, and (ii) completion of the distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than any preliminary prospectuses filed as part of the Registration Statement, the Prospectus, the Registration Statement and other materials, if any, permitted by the Act.

           (gg) The Company has not taken and will not take, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of the Shares.

           (hh) Each Additional Selling Stockholder has vested and presently exercisable options to purchase from the Company a number of shares of Common

      Stock equal to the total number of Additional Shares that you have the right to purchase from such Additional Selling Stockholder pursuant to this Agreement.

     7. Representations and Warranties of the Selling Stockholders and Additional Selling Stockholders. Each Selling Stockholder (with respect to each of the following matters that relate to a Selling Stockholder) and each Additional Selling Stockholder (with respect to each of the following matters that relate to an Additional Selling Stockholder) severally and not jointly represents and warrants to each Underwriter that:

           (a) Such Selling Stockholder is the lawful owner of the Shares to be sold by such Selling Stockholder pursuant to this Agreement and has, and on the Closing Date will have, good and valid title to such Shares, free of all restrictions on transfer, pledges, liens, encumbrances, security interests and claims whatsoever. Such Additional Selling Stockholder has beneficial ownership of the Shares to be sold by such Additional Selling Stockholder pursuant to this Agreement and on any Option Closing Date on which any of such Shares are to be sold hereunder will be the lawful owner of such Shares and will have good and valid title to such Shares, free of all restrictions on transfer, pledges, liens, encumbrances, security interests and claims whatsoever.

           (b) Upon delivery of and payment for such Shares pursuant to this Agreement, good and valid title to such Shares will pass to the Underwriters, free and clear of all restrictions on transfer, pledges, liens, encumbrances, security interests and claims whatsoever; and no co-sale right, tag along right, right of first refusal or other similar right exists with respect to any of such Shares or the transfer and sale thereof.

           (c) Such Selling Stockholder has, and on the Closing Date will have, full legal right, power and authority to enter into this Agreement, the Letter of Transmittal and Custody Agreement between such Selling Stockholder and First Union National Bank of North Carolina, as Custodian (the "Custody Agreement"), and the Selling Stockholder's Irrevocable Power of Attorney between such Selling Stockholder and Paul J. Klaassen and David W. Faeder (the "Power of Attorney"), and to sell, assign, transfer and deliver such Shares in the manner provided herein and therein, and this Agreement, the Custody Agreement and the Power of Attorney have been duly executed and delivered by such Selling Stockholder and each of this Agreement, the Custody Agreement and the Power of Attorney is a valid and binding agreement of such Seller enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general equitable principles, and except as rights to indemnity and contribution hereunder may be limited by applicable law. Such Additional Selling Stockholder has, and on any applicable Option Closing Date will have, full legal right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver such Shares in the manner provided herein, and this Agreement has been duly executed and delivered by such Additional Selling Stockholder and this Agreement is a valid and binding agreement of such Additional Selling Stockholder enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general equitable principles, and except as rights to indemnity and contribution hereunder may be limited by applicable law.

           (d) Such Seller has not taken, and will not take, directly or indirectly, any action designed to, or which might reasonably be expected to, cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares pursuant to the distribution contemplated by this Agreement; and other than as permitted by the Act, such Seller has not distributed and will not distribute any prospectus or other offering material in connection with the offering and sale of the Shares.

           (e) The execution, delivery and performance of this Agreement by such Seller, compliance by such Seller with all the provisions hereof and the consummation by such Seller of the transactions contemplated hereby will not require any consent, approval, authorization or order of any court, regulatory body, administrative agency or other governmental body or of any other governmental or non-governmental person or entity (except as has been obtained and except as may be required under the federal securities laws or the state securities, Blue Sky or real estate syndication laws) and will not conflict with or constitute a breach of any of the terms or provisions of, or a default under, any agreement, indenture or other instrument to which such Seller is a party or by which such Seller or property of such Seller is bound, or violate or conflict with any laws, administrative regulation or ruling or court decree applicable to such Seller or property of such Seller, except as rights to indemnity and contribution hereunder may be limited by applicable law.

           (f) Such parts of the Registration Statement under the caption "Principal and Selling Stockholders" which specifically relate to such Seller do not, and will not (after amendment, if necessary, for any change in such information as provided in paragraph 7(g) below) on the Closing Date or any Option Closing Date, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of circumstances under which they were made, not misleading.

           (g) At any time during the period described in paragraph 5(e) hereof, if there is any change in the information referred to in paragraph 7(f) above, such Seller will immediately notify you of such change.

           (h) Such Additional Selling Stockholder has vested and presently exercisable options to purchase from the Company a number of shares of Common Stock equal to the total number of Additional Shares that you have the right to purchase from such Additional Selling Stockholder pursuant to this Agreement. Such Additional Selling Stockholder has taken all actions (including, without limitation, the payment of the full exercise price for and the valid execution and delivery to the Company of any required notice of exercise of such stock options) necessary to effect the valid cashless exercise of such stock options and the purchase by such Additional Selling Stockholder of such Additional Shares from the Company, subject only to the exercise and closing of your right to purchase such Additional Shares from such Additional Selling Stockholder hereunder. Such Additional Selling Stockholder further represents, warrants, covenants, acknowledges and agrees with you that: (i) the actions referred to in the immediately preceding sentence are coupled with an interest and were taken subject to and in consideration of the interests of the Underwriters and, until the 41st day following the date of this Agreement, are irrevocable and not subject to termination by such Additional Selling Stockholder or by operation of law, whether by the death or incapacity of such Additional Selling Stockholder, the termination of any trust or estate, the death or incapacity of one or more trustees, guardians, executors or administrators under such trust or estate, the dissolution or liquidation of any corporation or partnership or the occurrence of any other event; and (ii) if such Additional Selling Stockholder should die or become incapacitated, if any trust or estate should be terminated, if any corporation or partnership should be dissolved or liquidated, or if any other such event should occur before the delivery of the Additional Shares to be sold by such Additional Selling Stockholder under this Agreement, such Additional Shares shall be delivered to you on behalf of such Additional Selling Stockholder in accordance with the terms and conditions of this Agreement as if such death or incapacity, termination, dissolution, liquidation or other event had not occurred, regardless of whether or not you shall have received notice of such death, incapacity, termination, dissolution, liquidation or other event. Such Additional Selling Stockholder further represents and warrants that he has executed and delivered to the Company's transfer agent a stock power or other valid instrument of transfer, duly endorsed for transfer to the Underwriters of the Additional Shares that may be sold by such Additional Selling Stockholder hereunder, bearing the signature of such Additional Selling Stockholder guaranteed by a commercial bank or trust company having an office or a correspondent in New York, New York or by a member firm of the New York, American or Pacific Stock Exchange, subject only to the exercise and closing of your right to purchase such Additional Shares from such Additional Selling Stockholder hereunder.

     8. Indemnification. (a) The Company, each Selling Stockholder and each Additional Selling Stockholder, jointly, agree to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of

Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages, liabilities and judgments caused by or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or judgments are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished in writing to the Company by or on behalf of any Underwriter through you expressly for use therein, and except that the indemnification obligation of each Selling Stockholder and Additional Selling Stockholder hereunder shall be limited solely to losses, claims, damages, liabilities and judgments caused by untrue statements or alleged untrue statements or omissions or alleged omissions made in reliance upon information relating to such Selling Stockholder or Additional Selling Stockholder furnished in writing to the Company by or on behalf of such Selling Stockholder or Additional Selling Stockholder expressly for use therein. Notwithstanding the foregoing, the aggregate liability of any Selling Stockholder or Additional Selling Stockholder pursuant to the provisions of this paragraph, or for any breaches of one or more representations or warranties contained in this Agreement, shall be limited to an amount equal to the aggregate purchase price (net of underwriting discounts and commissions) received by such Selling Stockholder or Additional Selling Stockholder from the sale of such Selling Stockholder's or Additional Selling Stockholder's Shares hereunder; provided, however, that the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Underwriter from whom the person asserting any such losses, claims, damages and liabilities and judgments purchased Shares, or any person controlling such Underwriter, if a copy of the Prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Underwriter to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the Shares to such person, and if the Prospectus (as so amended and supplemented) would have cured the defect giving rise to such loss, claim, damage, liability or judgment.

     (b) In case any action shall be brought against any Underwriter or any person controlling such Underwriter, based upon any preliminary prospectus, the Registration Statement or the Prospectus or any amendment or supplement thereto and with respect to which indemnity may be sought against the Company or any Selling Stockholder or Additional Selling Stockholder, such Underwriter shall promptly notify the Company or such Selling Stockholder or Additional Selling Stockholder, as the case may be, in writing and the Company or such Selling Stockholder or Additional Selling Stockholder, as the case may be, shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all reasonable fees and expenses. Any Underwriter or any such controlling person shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the reasonable fees and expenses of such counsel shall be at the expense of such Underwriter or such controlling person unless (i) the employment of such counsel has been specifically authorized in writing by the Company, or such Selling Stockholder or Additional Selling Stockholder, as the case may be, (ii) the Company or such Selling Stockholder or Additional Selling Stockholder, as the case may be, shall have failed to assume the defense and employ counsel or (iii) the named parties to any such action (including any impleaded parties) include both such Underwriter or such controlling person and the Company or such Selling Stockholder or Additional Selling Stockholder, as the case may be, and such Underwriter or such controlling person shall have been advised by such counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Company or such Selling Stockholder, as the case may be, (in which case the Company or such Selling Stockholder or Additional Selling Stockholder, as the case may be, shall not have the right to assume the defense of such action on behalf of such Underwriter or such controlling person, it being understood, however, that the Company or such Selling Stockholder shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all such Underwriters and controlling persons, which firm shall be designated in writing by Donaldson, Lufkin & Jenrette Securities Corporation and that all such fees and expenses shall be reimbursed as they are incurred). A Seller shall not be liable for any settlement of any such action effected without the written consent of such Seller but if settled with the written consent of such Seller, such Seller agrees to indemnify and hold harmless any Underwriter and any such controlling person from and against any loss or liability by reason of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

     (c) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement, any person controlling the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each Selling Stockholder, each Additional Selling Stockholder and each person, if any, controlling such Selling Stockholder or Additional Selling Stockholder within the meaning of Section 15 of the Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Sellers to each Underwriter but only with reference to information relating to such Underwriter furnished in writing by or on behalf of such Underwriter through you expressly for use in the Registration Statement, the Prospectus or any preliminary prospectus. In case any action shall be brought against the Company, any of its directors, any such officer or any person controlling the Company, or any Selling Stockholder or Additional Selling Stockholder or any person controlling such Selling Stockholder or Additional Selling Stockholder, based on the Registration Statement, the Prospectus or any preliminary prospectus and in respect of which indemnity may be sought against any Underwriter, the Underwriter shall have the rights and duties given to the Sellers (except that if any Seller shall have assumed the defense thereof such Underwriter shall not be required to do so, but may employ separate counsel therein and participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of such Underwriter), and the Company, its directors, any such officers and any person controlling the Company, and the Selling Stockholders, the Additional Selling Stockholders and any person controlling such Selling Stockholders or Additional Selling Stockholders, shall have the rights and duties given to the Underwriters, by Section 8(b) hereof.

     (d) If the indemnification provided for in this Section 8 is unavailable to an indemnified party in respect of any losses, claims, damages, liabilities or judgments referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and judgments (i) in such proportion as is appropriate to reflect the relative benefits received by the Sellers on the one hand and the Underwriters on the other hand from the offering of the Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Sellers and the Underwriters in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or judgments, as well as any other relevant equitable considerations. The relative benefits received by the Sellers and the Underwriters shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Sellers, and the total underwriting discounts and commissions received by the Underwriters, bear to the total price to the public of the Shares, in each case as set forth in the table on the cover page of the Prospectus. The relative fault of the Sellers and the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company, the Selling Stockholders, the Additional Selling Stockholders or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

     The Sellers and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or judgments referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.

Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and no Selling Stockholder or Additional Selling Stockholder shall be required to contribute any amount in excess of the aggregate purchase price (net of underwriting discounts and commissions) received by such Selling Stockholder or Additional Selling Stockholder from the sale of Shares hereunder. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations to contribute pursuant to this
Section 8(d) are several in proportion to the respective number of Shares purchased by each of the Underwriters hereunder and not joint.

     (e) You, on behalf of the Underwriters, represent and warrant that the information set forth (i) in the last paragraph on the front cover page, (ii) on the inside front cover page concerning United Kingdom purchasers, stabilization and over-allotment, and passive market making, and (iii) under the caption "Underwriting" in the Registration Statement, any preliminary prospectus and the Prospectus relating to the Shares (insofar as such information relates to the Underwriters) constitutes the only information furnished by the Underwriters for inclusion in the Registration Statement, any preliminary prospectus and the Prospectus.

     (f) The Company and the Selling Stockholders have entered into a Registration Agreement dated January 4, 1995, pursuant to which the Company has agreed to indemnify the Selling Stockholders against certain liabilities (and vice versa). The Additional Selling Stockholders agree to indemnify the Company on the same basis as the indemnification of the Company by the Selling Stockholders under such Registration Agreement, subject to the same limitation on the aggregate liability of each Additional Selling Stockholder contained in
Section 8(a) above.

     (g) NatWest Securities Limited hereby agrees that, as part of the distribution of the Common Stock offered by the Prospectus and subject to certain exceptions, it will not offer any Common Stock within the United
States, its territories or possessions, or to persons who are citizens thereof or residents therein. NatWest Securities Limited further represents and agrees that: (i) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986 (the "Act"); (ii) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the shares of Common Stock in, from, or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on, in the United Kingdom, any document that consists of or any part of listing particulars, supplementary listing particulars, or any other document required or permitted to be published by listing rules under Part IV of the Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.

     9. Conditions of Underwriters' Obligations. The several obligations of the Underwriters to purchase the Firm Shares under this Agreement are subject to the satisfaction of each of the following conditions:

           (a) All the representations and warranties of the Company and the Subsidiaries contained in this Agreement shall be true and correct on the Closing Date with the same force and effect as if made on and as of the Closing Date.

           (b) The Registration Statement shall have become effective not later than 5:00 P.M.(and in the case of a Registration Statement filed under Rule 462(b) of the Act, not later than 10:00 p.m.), New York City time, on the date of this Agreement or at such later date and time as you may approve in writing, and at the Closing Date no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been commenced or shall be pending before or, to the knowledge of the Company or any Underwriter, contemplated by the Commission.

           (c)(i) Since the date of the latest balance sheet included in the Registration Statement and the Prospectus, there shall not have been any material adverse change, or any development involving a prospective material adverse change, in the condition (financial or other), business, prospects, properties, net worth or results of operations, whether or not arising in the ordinary course of business, of the Company, (ii) since the date of the latest balance sheet included in the Registration Statement and the Prospectus there shall not have been any material adverse change, or any development involving a prospective material adverse change, in the capital stock or in the long-term debt of the Company from that set forth in or contemplated by the Registration Statement and Prospectus, (iii) the Company and the Subsidiaries shall have no liability or obligation (other than long-term debt, which is the subject of the immediately preceding clause (ii) of this paragraph 9(c)), direct or contingent, which is material to the Company and the Subsidiaries, taken as a whole, other than those reflected in the Registration Statement and the Prospectus and (iv) on the Closing Date you shall have received a certificate dated the Closing Date, signed by Paul
      J. Klaassen and David W. Faeder, in their capacities as the Chief Executive Officer and Chief Financial Officer of the Company, respectively, confirming the matters set forth in paragraphs (a), (b), and (c) of this Section 9 and addressing such other matters as may be reasonably requested by you or your counsel.

           (d) All the representations and warranties of the Selling Stockholders and Additional Selling Stockholders contained in this Agreement shall be true and correct on the Closing Date with the same force and effect as if made on and as of the Closing Date and you shall have received a certificate to such effect, dated the Closing Date, from the Selling Stockholders and Additional Selling Stockholders.

           (e) You shall have received on the Closing Date an opinion (reasonably satisfactory to you and counsel for the Underwriters), dated the Closing Date, of Hogan & Hartson L.L.P., counsel for the Company, to the effect that:

                  (i) The Company was duly incorporated, and is validly
             existing and in good standing under the laws of the State of Delaware as of the date specified in such opinion letter, and has the corporate power and corporate authority to own, lease and operate its properties and to conduct its business as described in the Prospectus. The Company is authorized to transact business as a foreign corporation in each jurisdiction identified on a Schedule to such opinion letter, as of the respective dates of the certificates specified therein.

                  (ii) The authorized, issued and outstanding capital stock of the Company, as of June 30, 1996, was set forth under the caption "Capitalization" in the Prospectus. All shares of Common Stock shown as issued and outstanding under said caption (including the Shares to be sold by the Selling Stockholders and, as of any Option Closing Date, all Additional Shares to be sold by the Additional Selling Stockholders on such Option Closing Date pursuant to Section 2 of this Agreement) have been duly authorized and are validly issued, fully paid and non-assessable, and were not issued in violation of (A) any preemptive rights under the Company's Restated Certificate of Incorporation or Delaware corporate law or (B) to such counsel's knowledge, similar contractual rights.

                  (iii) The Company has the corporate power and corporate
             authority to enter into this Agreement and to consummate the transactions contemplated hereby and this Agreement has been duly authorized, executed and delivered by the Company. The Shares to be issued and sold by the Company pursuant to this Agreement, when issued and delivered to the Underwriters against payment therefor as provided in this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, and will not have been issued in violation of (A) any preemptive rights under the Company's Restated Certificate of Incorporation or Delaware corporate law or (B) to such counsel's knowledge, similar contractual rights.

                  (iv) Each of the Corporate Subsidiaries incorporated in
             Virginia was incorporated, and is validly existing and in good standing under the laws of its jurisdiction of incorporation as of the respective dates specified in such opinion letter and has the corporate power and corporate authority to own, lease and operate its properties and to conduct its business as described in the Prospectus. Each such Corporate Subsidiary is authorized to transact business as a foreign corporation in each jurisdiction identified on a Schedule to such opinion letter, as of the respective dates of the certificates specified therein.

                  (v) All of the outstanding shares of capital stock of each such Corporate Subsidiary (a) have been duly authorized and are validly issued, fully paid and nonassessable, and (b) to such counsel's knowledge, were not issued in violation of any preemptive rights under such Corporate Subsidiary's charter or under the laws of the jurisdiction of its incorporation or in violation of any similar contractual rights.

                  (vi) Each Limited Partnership Subsidiary formed in Virginia or Maryland was formed, and is validly existing and in good standing under the laws of its jurisdiction of organization as of the respective dates specified in such opinion letter, and has the limited partnership power and limited partnership authority to own, lease and operate its properties and to conduct its business as described in the Prospectus. Each Limited Partnership Subsidiary is authorized to transact business as a foreign limited partnership in each jurisdiction identified on a Schedule to such opinion letter, as of the respective dates of the certificates specified therein.

                  (vii) Each LLC Subsidiary formed in Maryland was formed, and is validly existing and in good standing under the laws of its jurisdiction of organization as of the respective dates specified in such opinion letter, and has the limited liability company power and limited liability company authority to own, lease and operate its properties and to conduct its business as described in the Prospectus.

                  (viii) The authorized capital stock of the Company conforms in all material respects to the description thereof contained in the Prospectus under the caption "Description of Capital Stock". The form of certificate evidencing the Firm Shares has been duly authorized and complies with the requirements of the Delaware General Corporation Law and the Restated Certificate of Incorporation and Amended and Restated Bylaws of the Company.

                  (ix) The Registration Statement has become effective under the Act and, to such counsel's knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or threatened by the Commission.

                  (x) The execution, delivery and performance as of the Closing
             Date by the Company of this Agreement do not (i) violate the Restated Certificate of Incorporation or Amended and Restated Bylaws of the Company, the charter, bylaws, partnership agreements or operating agreements of any of the Subsidiaries or the General Corporation Law of the State of Delaware or (ii) breach or constitute a default under any contract or agreement listed on a Schedule to such opinion letter. No approval or consent of any Delaware, Virginia or Maryland governmental agency is required to be obtained by the Company in connection with the execution, delivery and performance as of the Closing Date by the Company of this Agreement.

                  (xi) Each of the Company's owned assisted living facilities in Maryland and Virginia currently holds (or has pending a renewal application for) a license authorizing such facility to furnish assisted living services as described under the heading "Services" on pages 34-35 of the Prospectus.

                  (xii) To such counsel's knowledge, except as set forth in the
             Prospectus, no holders of Common Stock or other securities of the Company have registration rights with respect to securities of the Company and, except as set forth in the Prospectus, all holders of securities of the Company having rights to registration of shares of Common Stock or other securities because of the filing of the Registration Statement by the Company have, solely with respect to the offering contemplated thereby, either waived such rights or included in the Registration Statement the shares of Common Stock they wish to have registered.

                  (xiii) Neither the Company nor any of the Subsidiaries is
             required to be registered as an "investment company" under the 1940 Act.

                  (xiv) The Registration Statement (including any Registration
             Statement filed under 462(b) of the Act, if any) and the Prospectus and any supplement or amendment thereto (except for financial statements and supporting schedules and other financial and statistical information and data included therein, as to which no opinion need be expressed) comply as to form in all material respects with the Act.

                  (xv) To such counsel's knowledge, the Company owns directly or indirectly the ownership interests in the Subsidiaries set forth on Exhibit 21 to the Registration Statement.

           In addition to the matters set forth above, such opinion letter shall also include a statement to the effect that no facts have come to the attention of such counsel which cause them to believe that (i) the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus, as of its date and as of the Closing Date, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (ii) there are any legal or governmental proceedings pending or threatened against the Company that are required to be disclosed in the Registration Statement or the Prospectus, other that those disclosed therein, or (iii) there are any contracts or documents of a character required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or referred to therein or so filed; provided that in making the foregoing statements (which shall not constitute an opinion), such counsel need not express any views as to the financial statements and supporting schedules and other financial and statistical information and data included in or omitted from the Registration Statement or the Prospectus.

           In giving its opinion required by this paragraph (e) above, such counsel may rely, (A) as to all matters of fact, upon certificates and written statements of officers and employees of the Company and its Subsidiaries, and (B) as to the qualification and good standing of the Company and its Subsidiaries to do business in any jurisdiction, upon certificates of appropriate government officials in such jurisdictions. Further, such counsel may state that their opinion is based as to matters of law solely upon (i) the federal securities laws, (ii) the General Corporation Law, as amended, of each of the States of Delaware and Virginia, (iii) the limited partnership acts of Virginia and Maryland,
      (iv) the limited liability company act of Maryland, (v) Hospitals and Related Institutions, Md. Health-Gen. Code Ann. Section Section 19-301 to 19-374, (vi) Domiciliary Care Homes, Md. Regs. Code Section Section
      10.07.03.01 to 10.07.03.27, (vii) Licensing of Homes for Aged, Infirm or Disabled Adults, Va. Code Ann. Section Section 63.1-172 to 182.1, and
      (viii) Standards and Regulations for Licensed Adult Care Residences, 22 Va. Admin. Code Section Section 40-70-10 to 40-745-110; and that such counsel expresses no opinion as to any other laws, statutes, ordinances, rules or regulations.

           The opinion of Hogan & Hartson L.L.P. described in this paragraph
      (e) shall be rendered to you at the request of the Company and shall so state therein.

           (f) You shall have received on the Closing Date an opinion (reasonably satisfactory to you and counsel for the Underwriters), dated the Closing Date, from each of (i) the Vice President and Associate General Counsel of Allstate Insurance Company, as counsel to each of Allstate Insurance Company, Allstate Life Insurance Company, Allstate Retirement Plan and Agents Pension Plan, (ii) Hopkins & Sutter, counsel to Frontenac VI Limited Partnership, (iii) the Office of the General Counsel of Donaldson, Lufkin & Jenrette, Inc., as counsel to each of DLJ Capital Corporation and Sprout Growth II, L.P. and (iv) Watt, Tieder & Hoffar, counsel to each of the Additional Selling Stockholders, to the effect that:

                  (i) Each Selling Stockholder and each Additional Selling
             Stockholder has full right, power and authority to enter into and to perform his, her or its obligations under this Agreement and to sell, transfer, assign and deliver the Shares to be sold by such Selling Stockholder or Additional Selling Stockholder hereunder.

                  (ii) This Agreement has been duly executed and delivered by or on behalf of each Selling Stockholder and each Additional Selling Stockholder.

                  (iii) The execution, delivery and performance of this
             Agreement by each Selling Stockholder and each Additional Selling Stockholder, compliance by each Selling Stockholder and each Additional Selling Stockholder with all the provisions hereof and the consummation of the transactions of each Selling Stockholder and each Additional Selling Stockholder contemplated hereby do not
             (a) require any consent, approval, authorization, order or other action of any court, regulatory body, administrative agency or other governmental agency or body (except as may be required under state securities or Blue Sky laws, as to which such counsel need express no opinion), (b) constitute a breach of, or a default under, any agreement, promissory note, mortgage or other instrument to which such Selling Stockholder or Additional Selling Stockholder is a party or by which such Selling Stockholder or Additional Selling Stockholder is bound and of which such counsel has knowledge, or (c) violate or conflict with any applicable law, rule or regulation (except state securities or Blue Sky laws, as to which such counsel need express no opinion) or any order, writ or decree of any court or governmental agency or body having jurisdiction over such Selling Stockholder or Additional Selling Stockholder.

                  (iv) Each Selling Stockholder has full right, power and
             authority to enter into and perform his, her or its obligations under the Custody Agreement and the Power of Attorney to be executed and delivered by such Selling Stockholder in connection with the transactions contemplated by this Agreement; each of such Custody Agreement and such Power of Attorney has been duly executed and delivered by such Selling Stockholder; and each of such Custody Agreement and such Power of Attorney constitutes a valid and binding agreement of such Selling Stockholder, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general equitable principles.

           The opinions of counsel to the Selling Stockholders described in this paragraph (f) shall be rendered to you at the request of the Selling Stockholders and Additional Selling Stockholders (and shall so state therein) and shall be limited to matters of federal law and the laws of the respective states of residence of each Selling Stockholder and Additional Selling Stockholder (other than the securities or Blue Sky laws of such states, as to which such counsel need express no opinion).


           (g) You shall have received on the Closing Date an opinion, dated the Closing Date, of Alston & Bird, counsel for the Underwriters, in form and substance reasonably satisfactory to you, with respect to the sufficiency of all such corporate proceedings and other legal matters relating to this Agreement and the transactions contemplated hereby as you may reasonably require, and the Company shall have furnished to such counsel such documents as they may have requested for the purpose of enabling them to pass upon such matters.

           (h) You shall have received a letter on and as of the Closing Date, in form and substance satisfactory to you, from Ernst & Young LLP, independent public accountants, with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus and substantially in the form and substance of the letter delivered to you by Ernst & Young LLP on the date of this Agreement. You shall have also received a letter on and as of the Closing Date, in form and substance satisfactory to you, from KPMG Peat Marwick LLP, independent public accountants, with respect to their review of the unaudited financial statements of the Laing Retirement Properties as of and for the six-month period ended June 30, 1996 contained in the Registration Statement and the Prospectus and substantially in the form and substance of the letter delivered to you by KPMG Peat Marwick LLP on the date of this Agreement.

           (i) The Company, the Selling Stockholders and the Additional Selling Stockholders shall not have failed at or prior to the Closing Date to perform or comply with any of the agreements herein contained and required to be performed or complied with by the Company, the Selling Stockholders or the Additional Selling Stockholders at or prior to the Closing Date.

           (j) The Company, the Selling Stockholders and the Additional Selling Stockholders shall have furnished to you such further certificates and documents as you or your counsel shall reasonably request, including, without limitation, certificates of officers of the Company and certificates of the Selling Stockholders and the Additional Selling Stockholders as to the accuracy of the respective representations and warranties of the Company, the Selling Stockholders and the Additional Selling Stockholders herein, as to the performance by the Company, the Selling Stockholders and the Additional Selling Stockholders of their respective obligations hereunder and as to the other conditions concurrent and precedent to the obligations of the Underwriters hereunder.

     All such opinions, certificates, letters and documents will be in compliance with the provisions hereof only if they are reasonably satisfactory to counsel to the Underwriters. The Company, the Selling Stockholders and the Additional Selling Stockholders will furnish you with such number of conformed copies of such opinions, certificates, letters and documents as you shall reasonably request.

     The several obligations of the Underwriters to purchase any Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Company, title to the Additional Shares, the Registration Statement and Prospectus and other matters related to the Company or the purchase of such Additional Shares, including, without limitation, (i) an opinion dated the Option Closing Date of Watt, Tieder & Hoffar, counsel for the Additional Selling Stockholders, with respect to the matters set forth in paragraph 9(f) above and to the effect that, upon the delivery of and payment for the Additional Shares to be sold by the Additional Selling Stockholders as contemplated in this Agreement, each of the Underwriters (assuming they are bona fide purchasers within the meaning of the Uniform Commercial Code) will have acquired title to such Additional Shares purchased by it, free and clear of any adverse claims, (ii) an opinion dated the Option Closing Date of Hogan & Hartson L.L.P., counsel for the Company, with respect to the matters set forth in paragraph 9(e) above (other than opinions relating solely to the Firm Shares), (iii) an opinion dated the Option Closing Date of Alston & Bird, counsel for the Underwriters, with respect to the sufficiency of all such corporate proceedings and other legal matters relating to this Agreement and the transactions contemplated hereby as you may reasonably require, (iv) a letter dated the Option Closing Date from Ernst & Young LLP with respect to the matters set forth in the first sentence of paragraph 9(h) above and a letter dated the Option Closing Date from KPMG Peat Marwick LLP with respect to the matters set forth in the second sentence of paragraph 9(h) above, and (v) certificates dated the Option Closing Date as to the matters referred to in paragraph 9(j) above.

     10. Effective Date of Agreement and Termination. This Agreement shall become effective upon the later of (i) execution of this Agreement and (ii) the effectiveness of the Registration Statement.

         This Agreement may be terminated at any time prior to the Closing Date by you by written notice to the Sellers if any of the following has occurred:
(i) since the respective dates as of which information is given in the Registration Statement and the Prospectus, any material adverse change or development involving a prospective material adverse change in the condition (financial or other) of the Company and the Subsidiaries, taken as a whole, or the business, prospects, properties, net worth or results of operations of the Company and the Subsidiaries, taken as a whole, whether or not arising in the ordinary course of business, which would, in your judgment, make it impracticable to market the Shares on the terms and in the manner contemplated in the Prospectus, (ii) any outbreak or escalation of hostilities or other national or international calamity or crisis or change in economic conditions or in the financial markets of the United States or elsewhere that, in your judgment, is material and adverse and would, in your judgment, make it impracticable to market the Shares on the terms and in the manner contemplated in the Prospectus, (iii) the suspension or material limitation of trading in securities on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market or limitation on prices for securities on any such exchange or Nasdaq National Market, (iv) the enactment, publication, decree or other promulgation of any federal or state statute, regulation, rule or order of any court or other governmental authority which in your opinion materially and adversely affects, or will materially and adversely affect, the business or operations of the Company and the Subsidiaries, taken as a whole, (v) the declaration of a banking moratorium by either federal or New York State authorities or (vi) the taking of any action by any federal, state or local government or agency in respect of its monetary or fiscal affairs which in your opinion has a material adverse effect on the financial markets in the United States.

         If on the Closing Date or on an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase the Firm Shares or Additional Shares, as the case may be, which it or they have agreed to purchase hereunder on such date and the aggregate number of Firm Shares or Additional Shares, as the case may be, which such defaulting Underwriter or Underwriters, as the case may be, agreed but failed or refused to purchase is not more than one-tenth of the total number of Shares to be purchased on such date by all Underwriters, each non-defaulting Underwriter shall be obligated severally, in the proportion which the number of Firm Shares set forth opposite its name in Schedule I bears to the total number of Firm Shares which all the non-defaulting Underwriters, as the case may be, have agreed to purchase, or in such other proportion as you may specify, to purchase the Firm Shares or Additional Shares, as the case may be, which such defaulting Underwriter or Underwriters, as the case may be, agreed but failed or refused to purchase on such date; provided that in no event shall the number of Firm Shares or Additional Shares, as the case may be, which any Underwriter has agreed to purchase pursuant to Section 2 hereof be increased pursuant to this Section

10 by an amount in excess of one-ninth of such number of Firm Shares or Additional Shares, as the case may be, without the written consent of such Underwriter. If on the Closing Date or on an Option Closing Date, as the case may be, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares, or Additional Shares, as the case may be, and the aggregate number of Firm Shares or Additional Shares, as the case may be, with respect to which such default occurs is more than one-tenth of the aggregate number of Shares to be purchased on such date by all Underwriters and arrangements satisfactory to you and the applicable Sellers for purchase of such Shares are not made within 48 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter and the applicable Sellers. In any such case which does not result in termination of this Agreement, either you or the Sellers shall have the right to postpone the Closing Date or the applicable Option Closing Date, as the case may be, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement and the Prospectus or any other documents or arrangements may be effected. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of any such Underwriter under this Agreement.

     11. Agreements of the Selling Stockholders and Additional Selling Stockholders. Each Selling Stockholder and Additional Selling Stockholder severally agrees with you and the Company:

                  (a) To pay or to cause to be paid all transfer taxes with
             respect to the Shares to be sold by such Selling Stockholder or Additional Selling Stockholder; and

                  (b) To take all reasonable actions in cooperation with the
             Company and the Underwriters to cause the Registration Statement to become effective at the earliest possible time, to do and perform all things to be done and performed by such Selling Stockholder or Additional Selling Stockholder under this Agreement prior to the Closing Date or the Option Closing Date, as the case may be, and to satisfy all conditions precedent to the delivery by such Selling Stockholder or Additional Selling Stockholder of the Shares to be sold by such Selling Stockholder or Additional Selling Stockholder pursuant to this Agreement.

     12. Miscellaneous. Notices given pursuant to any provision of this Agreement shall be addressed as follows: (a) if to the Company, to Paul J. Klaassen, Chief Executive Officer, Sunrise Assisted Living, Inc., 9401 Lee Highway, Suite 300, Fairfax, Virginia 22031, (b) if to any Selling Stockholder or Additional Selling Stockholder, to such Selling Stockholder or Additional Selling Stockholder c/o Sunrise Assisted Living, Inc., 9401 Lee Highway, Suite 300, Fairfax, Virginia 22031 and (c) if to any Underwriter or to you, to you c/o Donaldson, Lufkin & Jenrette Securities Corporation, 277 Park Avenue, New

York, New York 10172, Attention: Syndicate Department, or in any case to such other address as the person to be notified may have requested in writing.

     The respective indemnities, contribution agreements, representations, warranties and other statements of the Selling Stockholders, the Additional Selling Stockholders, the Company, its officers and directors and of the several Underwriters set forth in or made pursuant to this Agreement shall remain operative and in full force and effect, and will survive delivery of and payment for the Shares, regardless of (i) any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter or by or on behalf of the Sellers, the officers or directors of the Company or any controlling person of the Sellers, (ii) acceptance of the Shares and payment for them hereunder and (iii) termination of this Agreement.

     If this Agreement shall be terminated by the Underwriters because of any failure or refusal on the part of the Company or the Selling Stockholders or Additional Selling Stockholder to comply with the terms or to fulfill any of the conditions of this Agreement, the Company, the Selling Stockholders or the Additional Selling Stockholders, as the case may be, agree to reimburse the several Underwriters for all out-of-pocket expenses (including the reasonable fees and disbursements of counsel) reasonably incurred by them.

     Except as otherwise provided, this Agreement has been and is made solely for the benefit of and shall be binding upon the Sellers, the Underwriters, any controlling persons referred to herein and their respective successors and assigns, all as and to the extent provided in this Agreement, and no other person shall acquire or have any right under or by virtue of this Agreement. The term "successors and assigns" shall not include a purchaser of any of the Shares from any of the several Underwriters merely because of such purchase.

     This Agreement shall be governed and construed in accordance with the laws of the State of New York.

     This Agreement may be signed in various counterparts which together shall constitute one and the same instrument.

     Please confirm that the foregoing correctly sets forth the agreement by and among the Company, the Selling Stockholders, the Additional Selling Stockholders and the several Underwriters.

                         Very truly yours,

                         SUNRISE ASSISTED LIVING, INC.


                         By: /s/ Paul J. Klaassen
                            -----------------------------------------
                         Paul J. Klaassen, President and CEO

                         THE SELLING STOCKHOLDERS
                         NAMED IN SCHEDULE II HERETO


                         By: /s/ Paul J. Klaassen
                            -----------------------------------------
                         Paul J. Klaassen, Attorney-in-Fact


                              /s/ David W. Faeder
                         --------------------------------------------
                         DAVID W. FAEDER


                              /s/ Timothy S. Smick
                         --------------------------------------------
                         TIMOTHY S. SMICK


                              /s/ Thomas B. Newell
                         --------------------------------------------
                         THOMAS B. NEWELL

DONALDSON, LUFKIN & JENRETTE
 SECURITIES CORPORATION
ALEX. BROWN & SONS INCORPORATED
NATWEST SECURITIES LIMITED
J.C. BRADFORD & CO.

Acting severally on behalf of themselves and the several Underwriters named in Schedule I hereto

By: DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION


By:           /s/
   ------------------------------------------
     Authorized Signatory

                                   SCHEDULE I



                                         Number of Firm Shares
  Underwriters                            to be Purchased
  ------------                           ---------------------
Donaldson, Lufkin & Jenrette                  1,250,000,
 Securities Corporation
Alex. Brown & Sons Incorporated               1,250,000
NatWest Securities Limited                    1,250,000
J.C. Bradford & Co.                           1,250,000
                                              ---------

                                 Total        5,000,000

                                  SCHEDULE II


                              Selling Stockholders




                                                            Number of Firm
  Name                                                     Shares Being Sold
  ----                                                     -----------------
 Allstate Insurance Company                                    140,000
 Allstate Life Insurance Company                                87,500
 CTC Illinois Trust Company, as trustee for                     12,500
    the benefit of Allstate Retirement Plan
 CTC Illinois Trust Company, as trustee for                     10,000
    the benefit of Agents Pension Plan
 Frontenac VI Limited Partnership                              375,000
 DLJ Capital Corporation                                        33,838
 Sprout Growth II, L.P.                                        341,162
                                                              --------

                                    Total                    1,000,000

                                  SCHEDULE III


                        Additional Selling Stockholders





                              Number of Additional
     Name                      Shares Being Sold*
    -----                      -----------------
    David W. Faeder                 150,000
    Timothy S. Smick                 33,333
    Thomas B. Newell                 20,000
                                    -------

                       Total        203,333













_______________
     * Represents shares subject to presently exercisable stock options that will be exercised immediately prior to the Option Closing, if the Underwriters' over-allotment option is exercised.

                                                                EXHIBIT 7




                                October 21, 1996


Donaldson, Lufkin & Jenrette Securities Corporation
Alex Brown & Sons Incorporated
Natwest Securities Limited
J.C. Bradford & Co.
  c/o Donaldson, Lufkin & Jenrette Securities Corporation
277 Park Avenue
New York, New York 10172

        RE:     SUNRISE ASSISTED LIVING, INC.
                PROPOSED PUBLIC OFFERING OF COMMON STOCK

Dear Sirs:

     The undersigned understands that Donaldson, Lufkin & Jenrette Securities Corporation, Alex Brown & Sons Incorporated, Natwest Securities Limited and J.C. Bradford & Co., as Representatives (the "Representatives") of the several underwriters (the "Underwriters"), propose to enter into an Underwriting Agreement with Sunrise Assisted Living, Inc. (the "Company"), providing for the public offering by the Underwriters, including the Representatives, of common stock, par value $0.01 per share ("the Common Stock") of the Company (the "Public Offering").

     In consideration of the Underwriters' agreement to purchase, and undertake the Public Offering of, the Company's Common Stock and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock (including, without limitation, shares of Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock which may be issued upon exercise of a stock option or warrant) or any securities convertible into or exercisable or exchangeable for such Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock, for a period of 90 days after the effective date of the Company's Registration Statement on Form S-1 relating to the Public Offering (the "Registration Statement"), other than (i) sales to the Underwriters pursuant to the Underwriting Agreement, (ii) as a gift or gifts, provided the donee or donees thereof agree in writing to be bound by this letter agreement, (iii) transfers to a transferor's affiliates, as such term is defined in Rule 405 promulgated under the Securities Act of 1933, provided the transferee agrees in writing to be bound by this letter agreement, or (iv) with the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. The undersigned further agrees that for a period of 90 days after the effective date of the

Registration Statement, the undersigned will not exercise any rights that the undersigned may have to cause the Company to register (under the Securities Act of 1933 or otherwise) any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     In addition, the undersigned agrees that the Company may, with respect to any shares of Common Stock for which the undersigned is the record holder, cause the transfer agent for the Company to note stop transfer instructions with respect to such shares of Common Stock on the transfer books and records of the Company. The undersigned further agrees that the undersigned will, if requested by the Company, with respect to any shares of Common Stock for which the undersigned is the beneficial holder but not the record holder, cause the record holder of such shares of Common Stock to cause the transfer agent for the Company to note stop transfer instructions with respect to such shares of Common Stock on the transfer books and records of the Company.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this letter agreement. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors, and assigns of the undersigned.

                                Very truly yours


                                SPROUT GROWTH II, LP

                                By:  DLJ Capital Corporation
                                     its managing general partner


                                 /S/                            10/21/96
                                --------------------------------
                                By:
                                Title:



277 Park Avenue
New York, NY 10172
-------------------------------------------------
(Address)

287 46 7829
-------------------------------------------------
(Social Security or Taxpayer Identification No.)

                                                                       EXHIBIT 8



                               October 21, 1996




Donaldson, Lufkin & Jenrette Securities Corporation
Alex. Brown & Sons Incorporated
Natwest Securities Limited
J.C. Bradford & Co.
  c/o Donaldson, Lufkin & Jenrette Securities Corporation
277 Park Avenue
New York, New York 10172

                 RE:      SUNRISE ASSISTED LIVING, INC.
                          PROPOSED PUBLIC OFFERING OF COMMON STOCK

Dear Sirs:

         The undersigned understands that Donaldson, Lufkin & Jenrette Securities Corporation, Alex. Brown & Sons Incorporated, Natwest Securities Limited and J.C. Bradford & Co., as Representatives (the "Representatives") of the several underwriters (the "Underwriters"), propose to enter into an Underwriting Agreement with Sunrise Assisted Living, Inc. (the "Company"), providing for the public offering by the Underwriters, including the Representatives, of common stock, par value $0.01 per share ("the Common Stock") of the Company (the "Public Offering").

         In consideration of the Underwriters' agreement to purchase, and undertake the Public Offering of, the Company's Common Stock and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock (including, without limitation, shares of Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock which may be issued upon exercise of a stock option or warrant) or any securities convertible into or exercisable or exchangeable for such Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock, for a period of 90 days after the effective date of the Company's Registration Statement on Form S-1 relating to the Public Offering (the "Registration Statement"), other than (i) sales to the Underwriters pursuant to the Underwriting Agreement, (ii) as a gift or gifts, provided the donee or donees thereof agree in writing to be bound by this letter agreement, (iii) transfers to a transferor's affiliates, as such term is defined in Rule 405 promulgated under the Securities Act of 1933, provided the transferee agrees in writing to be bound by this letter agreement, or (iv) with the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. The undersigned further agrees that for a period of 90 days after the effective date of the

Registration Statement, the undersigned will not exercise any rights that the undersigned may have to cause the Company to register (under the Securities Act of 1933 or otherwise) any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

        In addition, the undersigned agrees that the Company may, with respect to any shares of Common Stock for which the undersigned is the record holder, cause the transfer agent for the Company to note stop transfer instructions with respect to such shares of Common Stock on the transfer books and records of the Company. The undersigned further agrees that the undersigned will, if requested by the Company, with respect to any shares of Common Stock for which the undersigned is the beneficial holder but not the record holder, cause the record holder of such shares of Common Stock to cause the transfer agent for the Company to note stop transfer instructions with respect to such shares of Common Stock on the transfer books and records of the Company.

        The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this letter agreement. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors, and assigns of the undersigned.

                                            Very truly yours,

                                            DLJ CAPITAL CORPORATION

                                            /s/                      10/21/96
                                            -------------------------
                                            By:
                                            Title

277 Park Avenue
New York, NY  10172
----------------------------
(Address)

###-##-####
----------------------------
(Social Security or Taxpayer
Identification No.)


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